UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: November 2, 2006
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On November 2, 2006, WPS Resources Corporation will issue a news release reporting its financial results for the quarter and nine months ended September 30, 2006. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

WPS Resources will hold an earnings conference call on November 2, 2006 to discuss the 2006 financial performance of WPS Resources and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

> (a)   Not applicable.
>
> (b)   Not applicable.
>
> (c)   Exhibits. The following exhibit is being filed herewith:
>
>> 99.1   News Release dated November 2, 2006 reporting WPS Resources Corporation financial results for the quarter and nine months ended September 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: November 2, 2006

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated November 2, 2006

Exhibit
Number

99.1   News Release dated November 2, 2006 reporting WPS Resources Corporation financial
           results for the quarter and nine months ended September 30, 2006



Contacts: Joseph P. O'Leary - SVP & CFO
WPS Resources Corporation
(920) 433-1463

Donna M. Sheedy - Manager Investor Relations
WPS Resources Corporation
(920) 433-1857

WPS RESOURCES CORPORATION
REPORTS RESULTS FOR THIRD QUARTER OF 2006

Green Bay, WI – November 2, 2006 – WPS Resources Corporation (NYSE: WPS), an operator of regulated utility and nonregulated business units, today announced the following results for the quarter and nine month period ended September 30, 2006:

Highlights:

- WPS Resources Corporation produced income available for common shareholders of $39.5 million, or $0.91 per diluted share, in the third quarter of 2006 compared to $48.2 million, or $1.25 per diluted share, for the comparable quarter in 2005. Third quarter results included:

  - After-tax income from discontinued operations of $11.5 million, which included a $12.7 million after-tax gain associated with the sale of the company's Sunbury generation facility.
  - Approximately $7 million in after-tax losses, including $1.4 million in after-tax external transition costs, associated with the recently acquired natural gas utility operations in Michigan and Minnesota.
  - $0.3 million in after-tax income from synthetic fuel activities, including $12.4 million in recognized federal tax credits, partially offset by $10.8 million of after-tax losses due to mark-to-market activities on derivative instruments used to protect the value of 2006 and 2007 Section 29/45K tax credits.
  - a $1.2 million after-tax loss due to increased operating costs in 2006 associated with the liquidation of an electric supply contract in Maine during the fourth quarter of 2005.
  - $0.4 million in after-tax external transition costs, related to the pending merger with Peoples Energy Corporation.

- WPS Resources Corporation produced $0.81 diluted earnings per share from continuing operations – adjusted in the third quarter of 2006 compared to $0.84 in the comparable quarter last year. Please see the attached "Diluted Earnings Per Share Information – Non-GAAP Financial Information" (page 1) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted. The management of WPS Resources Corporation believes that diluted EPS from continuing operations – adjusted is a useful measure for providing investors with additional insight into the company's operating performance because it eliminates the effects of certain items that are not comparable from one period to the next.

- Income available for common shareholders from the regulated electric utility operations rose approximately 11%, or $3.0 million, to $31.0 million for the third quarter of 2006, from $28.0 million for the third quarter of 2005 despite 3.9% fewer cooling days in this year's third quarter versus last year.

- The regulated gas utility operations produced a net loss of $11.0 million during the seasonally weak third quarter compared to a net loss of $3.5 million for the same quarter last year. The newly acquired natural gas utility operations in Michigan and Minnesota produced a combined loss of approximately $7 million, including $1.4 million in after-tax external transition costs.

- WPS Energy Services, the company's nonregulated segment, generated income available for common shareholders of $21.1 million in this year's third quarter, compared to $22.2 million in the third quarter of 2005.

    - After-tax income relating to synthetic fuel activities decreased $11.2 million to $0.3 million in the third quarter of 2006, compared to $11.5 million in the comparable quarter of 2005, due primarily to a $17.3 million after-tax decrease in income from mark-to-market losses recognized in 2006 on derivative instruments used to protect the value of 2006 and 2007 synthetic fuel federal tax credits compared to mark-to-market gains recognized in 2005. There was also a $6.9 million increase in synthetic fuel federal tax credits in the third quarter of 2006 compared to the same quarter last year. (See page 3 of the Supplemental Quarterly Financial Highlights for more information.)

    - After-tax income from discontinued operations increased $8.0 million due primarily to a $12.7 million after-tax gain associated with the sale of the Sunbury generation facility.
.
- Equity earnings recognized from the company's investment in American Transmission Company LLC ("ATC") increased approximately 53% to $6.1 million after-tax in the third quarter of 2006, compared to $4.0 million in the third quarter of 2005. WPS Resources owns approximately 32% of ATC at September 30, 2006, up from 28% at September 30, 2005.

- For the nine months ended September 30, 2006, WPS Resources reported income available for common shareholders of $134.5 million, representing $3.20 per diluted share, compared to $138.0 million, representing $3.60 per diluted share, for the same period in 2005.

- WPS Resources recently announced the following important events:

- On October 12, 2006, the company announced the proposed sale of its Niagara Falls generation facility. The total pre-tax gain on the sale is expected to be approximately $25 million. Closing on this transaction is expected to occur in the first quarter of 2007 and is subject to approvals from the Federal Energy Regulatory Commission and the New York State Public Service Commission.
    - On October 16, 2006, WPS Resources and Peoples Energy announced that, assuming shareholder approval is received, upon closing of the proposed merger involving the two companies, WPS Resources will change its name to Integrys Energy Group, Inc.

- WPS Resources narrowed its diluted earnings per share guidance for 2006 to between $3.73 and $3.95, which includes transition costs and operating results related to the recent acquisition of natural gas distribution operations in Michigan and Minnesota, asset management sales, discontinued operations, increased power purchase costs for WPS Energy Services' customers in Maine, and transition costs related to the pending merger with Peoples Energy.

"We produced solid results in the third quarter with our regulated electric operations leading the way with an approximate gain of 11% in earnings versus last year." stated Larry Weyers, WPS Resources' Chairman, President, and CEO. "At our natural gas utility operations, we are moving out of our seasonally weak period into the time period where demand increases as temperatures decline. We look forward to the contribution of our newly acquired natural gas distribution assets in Minnesota and Michigan, where we are continuing our integration efforts. Although earnings from our nonregulated WPS Energy Services operations were down slightly quarter over quarter, the core business remains healthy, as evidenced by continued growth in forward contracted transaction volumes."

The following table depicts income available for common shareholders and revenue for the comparable third quarters.

**WPS Resources' Income Available for Common Shareholders and Revenue
For the Quarters Ended September 30, 2006 and September 30, 2005**

	Income (Loss)		Revenue	
Segment	2006 (in millions)	2005 (in millions)	2006 (in millions)	2005 (in millions)
Electric Utility	$31.0	$28.0	$ 315.0	$ 298.6
Gas Utility	(11.0)	(3.5)	91.1	71.8
WPS Energy Services	21.1	22.2	1,166.6	1,366.3
Holding Company and Other	(1.6)	1.5	0.3	0.3
Intersegment Eliminations	-	-	(12.2)	(16.9)
Total WPS Resources	$39.5	$48.2	$1,560.8	$1,720.1

**Comparison of Estimated Weather Impact on Utility Earnings and
Diluted Earnings per Share Between the Quarters Ended
September 30, 2006 and September 30, 2005**

	Percent Change	Electric Diluted EPS Impact (After Tax)	Gas Diluted EPS Impact (After Tax)
Heating Compared with Normal - 2006	3% cooler	-	-
Heating Compared with Normal - 2005	53% warmer	-	(0.01)
Cooling Compared with Normal - 2006	15% warmer	0.04	-
Cooling Compared with Normal - 2005	18% warmer	0.07	-
Heating Compared with Prior Year	114% cooler	-	0.02
Cooling Compared with Prior Year	4% cooler	(0.02)	-

Segments

WPS Resources' Electric Utility segment includes the regulated electric utility operations of two wholly owned utility subsidiaries, Wisconsin Public Service Corporation and Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility operations of Wisconsin Public Service, Minnesota Energy Resources Corporation and Michigan Gas Utilities Corporation.

WPS Energy Services, Inc., a diversified energy supply, generation, and services company, offers nonregulated natural gas, electric, and alternative fuel supplies, as well as energy management and consulting services, to retail and wholesale customers in the Midwest and Northeastern United States, Texas, and portions of Canada adjacent to areas in the United States where WPS Energy Services conducts business. WPS Energy Services also owns several merchant electric generation plants, primarily in the Midwest and Northeastern United States and adjacent portions of Canada.

The Holding Company and Other segment includes the operations of the WPS Resources holding company and the non-utility activities of Wisconsin Public Service Corporation, Upper Peninsula Power Company, Minnesota Energy Resources Corporation and Michigan Gas Utilities Corporation.   Equity earnings from the company's investments in ATC and Wisconsin River Power Company are also included in the Holding Company and Other Segment. WPS Resources divested of its investment in Guardian Pipeline, LLC in the second quarter of 2006.

Discontinued Operations

In July 2006, WPS Energy Services sold Sunbury Generation, LLC to Corona Power, LLC. Sunbury Generation's primary asset was the Sunbury generation plant, located in Shamokin Dam, Pennsylvania. The gross proceeds received from the plant were $34.1 million and are subject to various working capital and other post-closing adjustments. The total after-tax gain of $12.7 million on this transaction was recognized in the third quarter of 2006. Beginning in the second quarter of 2006, WPS Energy Services began reporting the assets and liabilities of Sunbury that were transferred to Corona Power, LLC as held for sale and also reported Sunbury's results of operations and cash flows as discontinued operations. Prior periods have also been reclassified, as applicable, to reflect this change in presentation.

Third Quarter Financial Results

Electric Utility Segment Earnings

Electric utility earnings increased by $3.0 million to $31.0 million for the quarter ended September 30, 2006, compared to $28.0 million for comparable quarter last year. The rise in electric utility earnings was primarily due to the implementation of an approved rate increases for Wisconsin Public Service that was effective January 1, 2006, and an approved rate increase for Upper Peninsula Power that was effective June 28, 2006, partially offset by a milder cooling season that resulted in 3.9% less cooling degree days as compared to last year.

Natural Gas Utility Segment Earnings

During the seasonally weak third quarter, the company's natural gas utility operations produced a net loss of $11.0 million in this year's third quarter, compared to a $3.5 million loss during the comparable quarter last year. Natural gas margins increased by $13.8 million, or 71.9%, to $33.0 million during the third quarter compared to the same quarter last year, reflecting approximately $14 million in added margin contribution from the newly acquired natural gas distribution operations in Michigan and Minnesota. Increased expenses, including the impact of external transition costs, and depreciation offset the rise in margins.

WPS Energy Services Segment Earnings

WPS Energy Services' earnings declined $1.1 million, from $22.2 million for the quarter ended September 30, 2005, to $21.1 million for the quarter ended September 30, 2006. Margins declined $25.9 million, driven largely by mark-to-market losses on derivative instruments utilized to protect the value of the Section 29/45K tax credits in 2006 and 2007 (mark-to-market losses recognized on 2006 and 2007 oil hedges were $15.8 million and $2.2 million, respectively, for the quarter ended September 30, 2006). Also impacting earnings was a $5.1 million pre-tax increase in interest expense due to increased borrowings to fund higher working capital requirements resulting from higher levels of natural gas in storage. Partially offsetting the decline in earnings was a $6.9 million increase in Section 29/45K tax credits recognized, an $8.0 million after-tax increase in income from discontinued operations and $6.1 million pre-tax decrease in operating and maintenance expenses.

Detailed explanations related to the change in WPS Energy Services' margin and more information on Section 29/45K tax credits will be available in WPS Resources' third quarter report on Form 10-Q that we expect to file with the Securities and Exchange Commission later today.

Holding Company and Other Segment Earnings

The Holding Company and Other segment produced a net loss of $1.6 million during the third quarter of 2006 compared to income of $1.5 million for the comparable quarter last year. The decline in earnings was due, in part, to higher interest expenses resulting from an increase in short-term debt levels due to the company's acquisition of the natural gas distribution assets in Michigan and Minnesota.

Average Shares of Common Stock

The change in diluted earnings per share was impacted by the items discussed above as well as an increase of 4.8 million shares in the weighted average number of outstanding shares of WPS Resources' common stock for the quarter ended September 30, 2006, compared to the same quarter in 2005. WPS Resources issued 1.9 million shares of common stock through a public offering in November 2005 and also issued 2.7 million shares of common stock in May 2006 in order to settle its forward equity agreement with an affiliate of J.P. Morgan Securities, Inc. Additional shares were also issued under the Stock Investment Plan and certain stock-based employee benefit plans.

2006 EARNINGS FORECAST
In 2006, the company is continuing to manage its portfolio of businesses to achieve long-term growth in its utility and nonregulated operations, while maintaining an emphasis on regulated growth. The company's emphasis on regulated growth has been demonstrated by the on-going expansion of its generation fleet, as well as the acquisition of retail natural gas distribution operations in Michigan on April 1, 2006, and in Minnesota on July 1, 2006. The expansion of the utility generation fleet is aimed at meeting the high level of reliability expected by the company's customers and ensuring that the company continues to meet anticipated growth in electric demand. In all of the company's business units, financial tools commonly used in the industry are utilized to help mitigate risk for the benefit of both shareholders and customers. Also, the company's asset management strategy continues to deliver shareholder return from certain asset transactions. The company's long-term diluted earnings per share growth rate target remains at 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range.

The 2006 guidance has been narrowed to $3.73 to $3.95 diluted earnings per share, assuming normal weather for the remainder of the year, availability of generation units, and completion of asset management sales. Diluted earnings per share guidance reflects the company's estimate of transition costs of about $12.4 million (approximately $7.4 million after-tax) related to the acquisitions of natural gas distribution operations in Michigan and Minnesota. The guidance also includes about $6.4 million (approximately $3.8 million after-tax) of increased purchased power costs for WPS Energy Services' customers in Maine and approximately $2.8 million (approximately $1.7 million after-tax) in transition costs associated with the merger of Peoples Energy. Diluted earnings per share guidance does not reflect potential future mark-to-market gains or losses on derivative instruments utilized to protect the anticipated value of a portion of Section 29/45K tax credits in 2007.

Adjusting for certain items that are not comparable from one period to the next, the 2006 guidance range for diluted earnings per share from continuing operations – adjusted, which is a non-GAAP measure, is now $3.15 to $3.36 compared with $2.96 to $3.35, as announced previously. Please see attached "Diluted Earnings per Share Information – Non-GAAP Financial Information" (page 2) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted.

CONFERENCE CALL
An earnings conference call is scheduled for 3 p.m. central time on Thursday, November 2. Larry L. Weyers, WPS Resources' Chairman, President, and Chief Executive Officer, will discuss third quarter 2006 financial results. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through November 16, 2006 by dialing 800-284-7024 (toll free).

Investors may also listen to the conference live on the WPS Resources corporate website at http://www.wpsr.com/investor/presentations.asp. An archive of the webcast will be available until November 1, 2007.

FORWARD-LOOKING STATEMENTS
Financial results for the third quarter of 2006 are unaudited. This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although the company believes it has been prudent in its plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and the company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. The company recommends that you consult any further disclosures it makes on related subjects in its 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions, which form the basis of forward-looking statements relevant to the company's business.

These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Timely and successful completion of the proposed merger of Peoples Energy Corporation into WPS Resources (including receipt of acceptable regulatory approvals, including but not limited to, approval by Illinois Commerce Commission, Federal Energy Regulatory Commission and Public Service Commission of Wisconsin, and the ability of WPS Resources and Peoples Energy to satisfy all of the other conditions precedent to the completion of the merger) and the successful integration of operations;
- Unexpected costs and/or liabilities related to the merger, or the effects of purchase accounting may be different from WPS Resources' and Peoples Energy's expectations;
- The combined company of WPS Resources and Peoples Energy may be unable to achieve the forecasted synergies or it may take longer or cost more than expected to achieve these synergies;
- The credit ratings of the WPS Resources and Peoples Energy combined company or its subsidiaries may be different from the current ratings of WPS Resources or its subsidiaries;
- Successful integration of both the Michigan and Minnesota natural gas distribution operations purchased from Aquila, which are now operated by Michigan Gas Utilities Corporation and Minnesota Energy Resources Corporation, respectively;
- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting WPS Resources' regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, changes in environmental, tax and other laws and regulations to which WPS Resources and its subsidiaries are subject, as well as changes in application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings or inquiries, including but not limited to, manufactured gas plant site cleanup, pending United States Environmental Protection Agency investigations of Wisconsin Public Services Corporation's generation facilities, and the appeal of the decision in the contested case proceeding regarding the Weston 4 air permit;
- Resolution of audits by the Internal Revenue Service and various state and foreign revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which our subsidiaries operate;
- The impact of fluctuations in commodity prices, interest rates, and customer demand;
- Available sources and costs of fuels and purchased power;
- Ability to control costs;
- Investment performance of employee benefit plan assets;
- Advances in technology;

- Effects of and changes in political, legal, and economic conditions and developments in the United States and Canada;
- The performance of projects undertaken by nonregulated businesses and the success of efforts to invest in and develop new opportunities;
- Potential business strategies, including mergers and acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as the proposed merger with Peoples Energy, construction of the Weston 4 power plant, and additional investment in American Transmission Company related to construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);
- The direct or indirect effect resulting from terrorist incidents, natural disasters, or responses to such events;
- Financial market conditions and the results of financing efforts, including credit ratings and risks associated with commodity prices (in particular electricity and natural gas), interest rates, and counterparty credit;
- Weather and other natural phenomena; and
- The effect of accounting pronouncements issued periodically by standard-setting bodies.

- Unaudited Financial Statements to Follow -

WPS RESOURCES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
(Millions, except per share amounts)	2006	2005	2006	2005
Nonregulated revenue	$1,166.0	$1,358.8	$3,857.5	$3,403.1
Utility revenue	394.8	361.3	1,183.4	1,093.6
Total revenues	1,560.8	1,720.1	5,040.9	4,496.7
Nonregulated cost of fuel, natural gas, and purchased power	1,142.1	1,311.2	3,691.1	3,280.4
Utility cost of fuel, natural gas, and purchased power	209.6	190.5	650.1	526.8
Operating and maintenance expense	120.4	117.8	371.6	378.9
Depreciation and decommissioning expense	28.1	23.7	77.7	119.5
Taxes other than income	15.1	11.6	42.3	35.4
Operating income	45.5	65.3	208.1	155.7
Miscellaneous income	11.4	9.6	34.3	62.8
Interest expense	(29.1)	(15.6)	(69.6)	(45.6)
Minority interest	1.4	1.2	3.8	3.4
Other (expense) income	(16.3)	(4.8)	(31.5)	20.6
Income before taxes	29.2	60.5	176.6	176.3
Provision for income taxes	0.5	15.1	46.9	39.0
Income from continuing operations	28.7	45.4	129.7	137.3
Discontinued operations, net of tax	11.5	3.5	7.1	3.0
Net income before preferred stock dividends of subsidiary	40.2	48.9	136.8	140.3
Preferred stock dividends of subsidiary	0.7	0.7	2.3	2.3
Income available for common shareholders	$39.5	$48.2	$134.5	$138.0
Average shares of common stock				
Basic	43.3	38.2	41.9	38.0
Diluted	43.4	38.6	42.0	38.3
Earnings per common share (basic)				
Income from continuing operations	$0.65	$1.17	$3.04	$3.55
Discontinued operations, net of tax	$0.26	$0.09	$0.17	$0.08
Earnings per common share (basic)	$0.91	$1.26	$3.21	$3.63
Earnings per common share (diluted)				
Income from continuing operations	$0.65	$1.16	$3.03	$3.52
Discontinued operations, net of tax	$0.26	$0.09	$0.17	$0.08
Earnings per common share (diluted)	$0.91	$1.25	$3.20	$3.60
Dividends per common share declared	$0.575	$0.565	$1.705	$1.675

WPS RESOURCES CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	September 30	December 31
(Millions)	**2006**	2005
Assets		
Cash and cash equivalents	**$31.8**	$27.7
Accounts receivable - net of reserves of $13.5 and $12.7, respectively	**856.6**	1,005.6
Accrued unbilled revenues	**78.8**	151.3
Inventories	**437.2**	304.8
Current assets from risk management activities	**1,091.6**	906.4
Assets held for sale	**-**	14.8
Deferred income taxes	**-**	7.3
Other current assets	**139.4**	100.4
Current assets	**2,635.4**	2,518.3
Property, plant, and equipment, net of reserves of $1,420.5 and $1,107.9, respectively	**2,498.3**	2,048.1
Regulatory assets	**300.6**	272.0
Long-term assets from risk management activities	**333.5**	226.5
Goodwill	**349.3**	36.8
Other	**377.1**	360.8
Total assets	**$6,494.2**	$5,462.5
Liabilities and Shareholders' Equity		
Short-term debt	**$1,056.9**	$264.8
Current portion of long-term debt	**4.2**	4.0
Accounts payable	**749.8**	1,078.9
Current liabilities from risk management activities	**991.8**	852.8
Liabilities held for sale	**-**	6.6
Deferred income taxes	**5.4**	-
Other current liabilities	**154.2**	116.8
Current liabilities	**2,962.3**	2,323.9
Long-term debt	**865.7**	867.1
Deferred income taxes	**114.3**	79.6
Deferred investment tax credits	**13.9**	14.5
Regulatory liabilities	**330.1**	373.2
Environmental remediation liabilities	**91.7**	67.4
Pension and postretirement benefit obligations	**110.6**	82.1
Long-term liabilities from risk management activities	**277.5**	188.4
Other	**118.2**	111.0
Long-term liabilities	**1,922.0**	1,783.3
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	**51.1**	51.1
Common stock equity	**1,558.8**	1,304.2
Total liabilities and shareholders' equity	**$6,494.2**	$5,462.5

WPS RESOURCES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Nine Months Ended September 30	
(Millions)	2006	2005
Operating Activities		
Net income before preferred stock dividends of subsidiary	$136.8	$140.3
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	(7.1)	(3.0)
Depreciation and decommissioning	77.7	119.5
Amortization	13.8	10.9
Amortization of regulatory assets and liabilities	(12.4)	20.3
Realized gain on investments held in trust, net of regulatory deferral	-	(15.7)
Pension and postretirement expense	38.6	37.8
Pension and postretirement funding	(25.3)	(8.2)
Deferred income taxes and investment tax credit	48.9	(13.2)
Gain on sale of interest in Guardian Pipeline, LLC	(6.2)	-
Gain on sale of WPS ESI Gas Storage, LLC	(9.0)	-
Unrealized gains on nonregulated energy contracts	(19.1)	(25.7)
Gain on sale of partial interest in synthetic fuel operation	(5.6)	(5.5)
Equity income, net of dividends	10.5	9.9
Deferral of Kewaunee outage costs	-	(57.8)
Other	12.7	(41.9)
Changes in working capital		
Receivables, net	276.3	(221.5)
Inventories	(150.6)	(52.5)
Other current assets	(33.1)	16.1
Accounts payable	(256.3)	252.4
Other current liabilities	(12.1)	40.4
Net cash provided by operating activities	**78.5**	**202.6**
Investing Activities		
Capital expenditures	(255.3)	(293.1)
Proceeds from the sale of property, plant and equipment	3.9	3.8
Purchase of emission allowances	(3.8)	-
Purchase of equity investments and other acquisitions	(55.0)	(48.5)
Proceeds from the sale of interest in Guardian Pipeline, LLC	38.5	-
Proceeds from the sale of WPS ESI Gas Storage, LLC	19.9	-
Proceeds from the sale of Kewaunee power plant	-	112.5
Proceeds from liquidation of non-qualified decommissioning trust	-	127.1
Purchases of nuclear decommissioning trust investments	-	(18.6)
Sales of nuclear decommissioning trust investments	-	18.6
Acquisition of natural gas operations in Michigan and Minnesota, net of liabilities assumed	(665.6)	-
Other	0.6	(1.0)
Net cash used for investing activities	**(916.8)**	**(99.2)**
Financing Activities		
Short-term debt, net	792.1	(141.8)
Repayment of long-term debt	(1.4)	(1.1)
Payment of dividends		
Preferred stock	(2.3)	(2.3)
Common stock	(71.3)	(63.0)
Issuance of common stock	158.2	23.7
Other	(71.8)	(10.7)
Net cash provided by (used for) financing activities	**803.5**	**(195.2)**
Change in cash and cash equivalents - continuing operations	**(34.8)**	**(91.8)**
Change in cash and cash equivalents - discontinued operations		
Net cash provided by (used for) operating activities	21.9	(30.3)
Net cash provided by investing activities	17.0	110.3
Net cash used for financing activities	-	(0.8)
Change in cash and cash equivalents	**4.1**	**(12.6)**
Cash and cash equivalents at beginning of period	27.7	40.0
Cash and cash equivalents at end of period	**$31.8**	**$27.4**

Diluted Earnings Per Share Information – Non-GAAP Financial Information

***Non-GAAP Financial Informatio*n**

WPS Resources prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) from continuing operations - adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS from continuing operations - adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year-to-Date for Periods Ended September 30, 2006 and 2005

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	**2005**	**2006**	**2005**
Diluted EPS from continuing operations	$0.65	$1.16	$3.03	$3.52
Diluted EPS from discontinued operations	0.26	0.09	0.17	0.08
Total Diluted EPS	**$0.91**	**$1.25**	**$3.20**	**$3.60**
Average Shares of Common Stock - Diluted	**43.4**	**38.6**	**42.0**	**38.3**
Information on Special Items:				
Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on diluted earnings per share from continuing operations for the three and six months ended June 30, 2006 and 2005 are as follows:				

Diluted EPS from continuing operations	**$0.65**	**$1.16**	**$3.03**	**$3.52**
Adjustments (net of taxes):				
Asset Management:				
Other asset sales (gains)/losses	0.00	0.00	(0.22)	0.00
Land sales (gains)/losses	(0.02)	(0.02)	(0.02)	(0.03)
Total asset management	**(0.02)**	**(0.02)**	**(0.24)**	**(0.03)**
MERC and MGUC results (includes transition costs)	**0.15**	**0.00**	**0.38**	**0.00**
ESI power contract in Maine liquidated in 2005	**0.03**	**0.00**	**0.08**	**0.00**
Transition costs related to Peoples merger	**0.01**	**0.00**	**0.01**	**0.00**
Synfuel - realized and unrealized oil option gains, tax credits, production costs, premium amortization, deferred gain recognition, and royalties	**(0.01)**	**(0.30)**	**(0.44)**	**(0.81)**
Diluted EPS from continuing operations – adjusted	**$0.81**	**$0.84**	**$2.82**	**$2.68**

Weather impact - regulated utilities (as compared to normal)				
Electric impact – favorable/(unfavorable)	$0.04	$0.07	$(0.03)	$0.16
Gas impact – favorable/(unfavorable)	0.00	(0.01)	(0.09)	(0.06)
Total weather impact	$0.04	$0.06	$(0.12)	$0.10

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Actual 2005 and 2006 Forecast

		Potential 2006 EPS Ranges	
	Actual 2005	High Scenario	Low Scenario
Diluted EPS from continuing operations	$3.87	$3.79	$3.58
Diluted EPS from discontinued operations	0.24	0.16	0.15
Diluted EPS from cumulative effect of change in accounting principle	(0.04)	-------	-------
Total Diluted EPS	**$4.07**	**$3.95**	**$3.73**
Average Shares of Common Stock - Diluted	**38.7**	**42.5**	**42.5**
Information on Special Items:			
Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on the 2006 diluted earnings per share from continuing operations guidance and the actual 2005 diluted earnings per share from continuing operations are as follows:			

Diluted EPS from continuing operations	**$3.87**	**$3.79**	**$3.58**
Adjustments (net of taxes):			
Asset Management:			
Other asset sales (gains)/losses	0.10	(0.21)	(0.21)
Land sales (gains)/losses	(0.15)	(0.04)	(0.04)
Total asset management	**(0.05)**	**(0.25)**	**(0.25)**
MERC and MGUC results (includes transition costs)	**0.02**	**0.23**	**0.23**
Write-off of Kewaunee deferred 2004 outage costs	**0.12**	-----	-----
ESI power contract in Maine liquidated in 2005	**(0.13)**	**0.09**	**0.09**
Transition costs related to Peoples merger	-----	**0.04**	**0.04**
Synfuel - realized and unrealized oil option gains, tax credits, production costs, premium amortization, deferred gain recognition, and royalties	**(0.79)**	**(0.54)**	**(0.54)**
Diluted EPS from continuing operations – adjusted	**$3.04**	**$3.36**	**$3.15**

Weather impact - regulated utilities (as compared to normal)			
Electric impact – favorable/(unfavorable)	$0.18	$(0.03)	$(0.03)
Gas impact – favorable/(unfavorable)	(0.07)	(0.09)	(0.09)
Total weather impact	$0.11	$(0.12)	$(0.12)

WPS Resources Corporation
Supplemental Quarterly Financial Highlights
(millions, except per share amounts and ESI natural gas sales volumes)

	2005					2006			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	3rd Qtr	YTD
Regulated Electric Utility									
Revenues	$ 244.0	$ 240.2	$ 298.6	$ 254.3	$ 1,037.1	$ 256.4	$ 262.4	$ 315.0	$ 833.8
year-over-year change	9.5%	13.9%	24.9%	13.6%	15.7%	5.1%	9.2%	5.5%	6.5%
Fuel and purchased power costs	80.7	79.2	150.0	134.3	444.2	125.7	118.8	163.5	408.0
Margins[1]	163.3	161.0	148.6	120.0	592.9	130.7	143.6	151.5	425.8
year-over-year change	8.6%	14.1%	-9.6%	-17.4%	-1.4%	-20.0%	-10.8%	2.0%	-10.0%
margins/revenues	66.9%	67.0%	49.8%	47.2%	57.2%	51.0%	54.7%	48.1%	51.1%
Operating and maintenance expense	90.2	90.5	73.5	108.1	362.3	72.4	72.8	66.5	211.7
Depreciation and decommissioning expense[2]	22.1	59.1	16.4	15.8	113.4	16.4	16.5	16.5	49.4
Taxes other than income	9.7	9.6	9.3	9.9	38.5	10.5	10.3	10.2	31.0
Operating Income	41.3	1.8	49.4	(13.8)	78.7	31.4	44.0	58.3	133.7
year-over-year change	21.5%	-91.1%	-8.7%	N/M[3]	-37.1%	-24.0%	N/M[3]	18.0%	44.5%
Income available for common shareholders	$ 23.5	$ 20.9	$ 28.0	$ (8.2)	$ 64.2	$ 15.5	$ 23.4	$ 31.0	$ 69.9
Sales in kilowatt-hours	3,680.4	3,803.2	4,207.4	3,969.1	15,660.1	3,829.3	3,777.0	4,221.5	11,827.8
year-over-year change	1.2%	11.0%	12.8%	8.0%	8.3%	4.0%	-0.7%	0.3%	1.2%
Residential	799.0	694.0	873.9	760.5	3,127.4	793.6	697.9	847.9	2,339.4
Commercial and industrial	2,095.6	2,139.2	2,280.4	2,126.6	8,641.8	2,085.7	2,065.5	2,291.1	6,442.3
Resale	773.9	961.7	1,044.2	1,069.4	3,849.2	938.3	1,005.1	1,073.0	3,016.4
Other	11.9	8.3	8.9	12.6	41.7	11.7	8.5	9.5	29.7
Notes:									
[1] Fixed payment to Kewanee	$ -	$ -	$ 21.0	$ 22.2	$ 43.2	$ 24.0	$ 24.3	$ 24.5	$ 72.8
[2] Decommissioning expense (substantially offset in other income)	$ 2.4	$ 39.0	$ -	$ -	$ 41.4	$ -	$ -	$ -	$ -
[3] Not meaningful									
Regulated Natural Gas Utility									
Revenues	$ 174.6	$ 89.8	$ 71.8	$ 185.8	$ 522.0	$ 193.0	$ 95.6	$ 91.1	$ 379.7
year-over-year change	0.6%	29.0%	57.5%	40.7%	24.0%	10.5%	6.5%	26.9%	12.9%
Purchased gas costs	128.3	66.2	52.6	150.3	397.4	148.2	62.0	58.1	268.3
Margins	46.3	23.6	19.2	35.5	124.6	44.8	33.6	33.0	111.4
year-over-year change	2.2%	1.3%	14.3%	5.7%	4.7%	-3.2%	42.4%	71.9%	25.0%
margins/revenues	26.5%	26.3%	26.7%	19.1%	23.9%	23.2%	35.1%	36.2%	29.3%
Operating and maintenance expense[4]	16.1	18.4	17.2	19.6	71.3	24.9	32.5	31.3	88.7
Depreciation and decommissioning expense	4.2	4.3	4.4	4.5	17.4	4.6	6.5	8.7	19.8
Taxes other than income	1.5	1.5	1.5	1.6	6.1	1.7	2.7	4.1	8.5
Operating Income	24.5	(0.6)	(3.9)	9.8	29.8	13.6	(8.1)	(11.1)	(5.6)
year-over-year change	0.4%	N/M[3]	-2.5%	-31.5%	-17.0%	-44.5%	N/M[3]	184.6%	N/M[3]
Income available for common shareholders	$ 14.0	$ (1.9)	$ (3.5)	$ 4.6	$ 13.2	$ 6.7	$ (7.5)	$ (11.0)	$ (11.8)
Throughput in therms[5]	308.7	162.5	128.6	227.4	827.2	266.9	194.9	275.0	736.8
year-over-year change	-2.6%	8.3%	23.5%	-1.3%	3.2%	-13.5%	19.9%	113.8%	22.8%
Residential[5]	113.2	32.4	16.8	79.2	241.6	97.8	47.6	32.8	178.2
Commercial and industrial[5]	63.2	16.4	11.9	43.2	134.7	58.5	21.5	22.8	102.8
Interruptible	9.4	8.8	9.8	8.1	36.1	6.3	7.0	7.5	20.8
Interdepartmental	10.2	28.4	25.1	7.1	70.8	4.5	4.4	8.9	17.8
Transport[5]	112.7	76.5	65.0	89.8	344.0	99.8	114.4	203.0	417.2
Notes:									
[4] External transition costs associated with the integration of MGUC and MERC	$ -	$ -	$ -	$ 1.0	$ 1.0	$ 4.1	$ 4.1	$ 2.3	$ 10.5
[5] Throughput in therms related to MGUC and MERC	-	-	-	-	-	-	66.1	166.6	232.7
Residential	-	-	-	-	-	-	17.6	17.8	35.4
Commercial and industrial	-	-	-	-	-	-	7.8	10.8	18.6
Interruptible	-	-	-	-	-	-	-	2.9	2.9
Transport	-	-	-	-	-	-	40.7	135.1	175.8

WPS Resources Corporation
Supplemental Quarterly Financial Highlights
(millions, except per share amounts and ESI natural gas sales volumes)

	2005					2006			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	3rd Qtr	YTD
Nonregulated Segment - ESI									
Nonregulated revenues	$ 1,052.3	$ 995.3	$ 1,366.3	$ 1,922.8	$ 5,336.7	$ 1,563.2	$ 1,134.1	$ 1,166.6	$ 3,863.9
Year-over-year change	*6.1%*	*28.0%*	*71.7%*	*83.3%*	*47.7%*	*48.6%*	*13.9%*	*-14.6%*	*13.2%*
Nonregulated cost of fuel, natural gas, and purchased power	1,009.7	961.4	1,316.1	1,871.9	5,159.1	1,481.7	1,078.2	1,142.3	3,702.2
Margins	42.6	33.9	50.2	50.9	177.6	81.5	55.9	24.3	161.7
year-over-year change	*11.5%*	*48.0%*	*109.2%*	*3.5%*	*31.9%*	*91.3%*	*64.9%*	*-51.6%*	*27.6%*
Margins/Revenues	*4.0%*	*3.4%*	*3.7%*	*2.6%*	*3.3%*	*5.2%*	*4.9%*	*2.1%*	*4.2%*
Margin Detail:									
- Electric and other margin	22.4	20.5	29.8	43.3	116.0	43.2	41.7	(7.2)	77.7
- Natural gas margin	20.2	13.4	20.4	7.6	61.6	38.3	14.2	31.5	84.0
	42.6	33.9	50.2	50.9	177.6	81.5	55.9	24.3	161.7
Operating and maintenance expense	19.9	23.4	24.7	28.9	96.9	22.9	19.4	18.6	60.9
Depreciation and decommissioning	3.0	2.9	2.9	2.7	11.5	2.9	2.7	2.7	8.3
Taxes other than income	0.6	0.8	0.8	0.4	2.6	0.9	0.8	0.9	2.6
Operating Income	19.1	6.8	21.8	18.9	66.6	54.8	33.0	2.1	89.9
year-over-year change	*34.5%*	*N/M* [(3)]	*541.2%*	*-24.4%*	*68.2%*	*186.9%*	*385.3%*	*-90.4%*	*88.5%*
Income available for common shareholders	$ 28.2	$ 3.6	$ 22.2	$ 20.1	$ 74.1	$ 37.1	$ 13.4	$ 21.1	$ 71.6
Gross Volumes (includes transactions both physically and financially settled)									
- Wholesales electric sales volumes in kilowatt-hours	7,560.2	9,937.7	14,990.9	12,548.9	45,037.7	13,444.1	12,275.8	15,576.0	41,295.9
- Retail electric sales volumes in kilowatt-hours	2,047.0	2,009.2	2,163.0	1,801.8	8,021.0	1,139.1	1,304.8	1,989.7	4,433.6
- Wholesales natural gas sales volumes in billion cubic feet	60.8	61.2	80.7	81.9	284.6	79.8	73.9	86.7	240.4
- Retail natural gas sales volumes in billion cubic feet	90.5	78.5	74.0	87.1	330.1	100.3	92.2	90.7	283.2
Physical Volumes (includes only transactions settled physically)									
- Wholesales electric sales volumes in kilowatt-hours	558.6	237.1	589.4	390.1	1,775.2	363.1	269.4	306.9	939.4
- Retail electric sales volumes in kilowatt-hours	1,754.5	1,641.2	1,746.5	1,452.3	6,594.5	931.6	1,035.2	1,266.0	3,232.8
- Wholesales natural gas sales volumes in billion cubic feet	57.9	58.0	78.4	80.1	274.4	74.2	68.1	81.9	224.2
- Retail natural gas sales volumes in billion cubic feet	77.8	65.4	59.2	78.7	281.1	96.1	75.7	75.2	247.0

WPS Resources Corporation

Supplemental Quarterly Financial Highlights

(millions, except per share amounts and ESI natural gas sales volumes)

	2005 1st Qtr	2005 2nd Qtr	2005 3rd Qtr	2005 4th Qtr	2005 Year Ended	2006 1st Qtr	2006 2nd Qtr	2006 3rd Qtr	2006 YTD
Other information:									
Heating and Cooling Degree Days									
Heating Degree Days - Actual	3,736	882	114	2669	7,401	3,322	779	244	4,345
year-over-year change	*-1.6%*	*-14.5%*	*-43.3%*	*6.1%*	*-1.9%*	*-11.1%*	*-11.7%*	*114.0%*	*-8.2%*
compared with normal	*0.5%*	*-11.0%*	*-53.3%*	*-2.8%*	*-3.8%*	*-10.3%*	*-21.6%*	*3.4%*	*-12.0%*
Heating Degree Days - Normal	3,716	991	244	2745	7,696	3,705	994	236	4,935
Cooling Degree Days - Actual	-	207	411	31	649	-	123	395	518
year-over-year change	*N/M* [3]	*245.0%*	*53.4%*	*N/M* [3]	*97.9%*	*N/M* [3]	*-40.6%*	*-3.9%*	*-16.2%*
compared with normal	*N/M* [3]	*58.0%*	*17.8%*	*N/M* [3]	*35.2%*	*N/M* [3]	*-4.7%*	*14.8%*	*9.5%*
Cooling Degree Days - Normal	-	131	349	-	480	-	129	344	473
Diluted Earnings per Share Impact - favorable/(unfavorable)									
Heating compared with prior year									
Electric impact	$ (0.01)	$ -	$ -	$ 0.01	$ -	$ (0.03)	$ (0.01)	$ -	$ (0.04)
Gas impact	(0.01)	(0.03)	-	0.02	(0.02)	(0.05)	(0.02)	0.02	(0.05)
Heating compared with normal					-				
Electric impact	-	(0.01)	-	(0.01)	(0.02)	(0.03)	(0.02)	-	(0.05)
Gas impact	-	(0.05)	(0.01)	(0.01)	(0.07)	(0.05)	(0.04)	-	(0.09)
Cooling compared with prior year					-				
Electric impact	-	0.16	0.16	0.03	0.35	-	(0.11)	(0.02)	(0.13)
Gas Impact	-	-	-	-	-	-	-	-	-
Cooling compared with normal					-				
Electric impact	-	0.10	0.07	0.03	0.20	-	(0.02)	0.04	0.02
Gas impact	-	-	-	-	-	-	-	-	-
Captial Expenditures									
Weston 4	$ 27.5	$ 52.7	$ 40.1	$ 45.3	$ 165.6	$ 35.2	$ 41.7	$ 44.0	$ 120.9
Other regulated utility expenditures	31.0	74.6	64.8	74.5	244.9	28.7	45.3	54.9	128.9
Nonregulated	1.6	1.0	0.4	1.0	4.0	1.1	2.2	2.2	5.5
American Transmission Company (ATC)									
Capital contributions to ATC related to the Wausau, WI to Duluth MN, transmission line	$ 8.8	$ 12.7	$ 13.9	$ 21.6	$ 57.0	$ 16.1	$ 6.3	$ -	$ 22.4
Other capital contributions to ATC	$ -	$ -	$ -	$ 8.1	$ 8.1	$ 4.5	$ 4.7	$ 4.9	$ 14.1
Percent ownership interest in ATC	*24.7%*	*26.2%*	*28.2%*	*31.0%*	*31.0%*	*32.8%*	*32.7%*	*31.6%*	*31.6%*
After-tax equity earnings recognized from the investment in ATC	$ 3.1	$ 3.5	$ 4.0	$ 4.5	$ 15.1	$ 5.3	$ 5.9	$ 6.1	$ 17.3
Impact of Synthetic Fuel Activities on Results of Operations									
Nonregulated revenue:									
Mark-to-market gains (losses) on 2005 oil options	$ 2.1	$ (1.9)	$ 5.1	$ (5.3)	$ -	$ -	$ -	$ -	$ -
Net realized (losses) gains on 2005 oil options	-	(1.5)	0.9	0.9	0.3	-	-	-	-
Mark-to-market gains (losses) on 2006 oil options	0.4	2.7	2.6	(1.7)	4.0	6.0	11.7	(15.8)	1.9
Net realized gains on 2006 oil options	-	-	-	-	-	2.0	-	-	2.0
Mark-to-market gains (losses) on 2007 oil options	0.3	1.8	2.3	-	4.4	2.4	2.6	(2.2)	2.8
Miscellaneous income									
Operating losses - synthetic fuel facility	(4.2)	(4.2)	(3.8)	(4.6)	(16.8)	(4.7)	(8.2)	(5.7)	(18.6)
Variable payments recognized	0.9	1.0	0.9	0.8	3.6	0.9	1.0	1.3	3.2
Royalty income recognized	-	-	-	3.5	3.5	-	-	-	-
Deferred gain recognized	0.6	0.5	0.6	0.6	2.3	0.6	0.5	0.6	1.7
Interest recognized on fixed note receivable	0.4	0.3	0.3	0.2	1.2	0.3	0.2	0.2	0.7
Minority Interest	1.1	1.3	1.1	1.2	4.7	1.2	1.2	1.4	3.8
Income (loss) before taxes and tax credits related to synthetic fuel activities	1.6	-	10.0	(4.4)	7.2	8.7	9.0	(20.2)	(2.5)
Estimated provision (benefit) for income taxes (40%)	0.6	-	4.0	(1.8)	2.8	3.5	3.6	(8.1)	(1.0)
Income (loss) before tax credits related to synthetic fuel activities	1.0	-	6.0	(2.6)	4.4	5.2	5.4	(12.1)	(1.5)
Section 29/45K federal tax credits recognized	12.8	5.8	5.5	2.0	26.1	4.5	3.1	12.4	20.0
Total impact on income available for common shareholders	$ 13.8	$ 5.8	$ 11.5	$ (0.6)	$ 30.5	$ 9.7	$ 8.5	$ 0.3	$ 18.5